UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

Perfect World Plaza, Building 306, 86 Beiyuan Road

Chaoyang District, Beijing 100101

People’s Republic of China

(86 10) 5780-5700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

	By:	/s/ Kelvin Wing Kee Lau
	Name:	Kelvin Wing Kee Lau
	Title:	Chief Financial Officer

Date: November 20, 2012

EXHIBIT INDEX

Page

Exhibit 99.1 — Press release	4

Exhibit 99.1

PERFECT WORLD ANNOUNCES THIRD QUARTER 2012 UNAUDITED FINANCIAL RESULTS

(Beijing, China — November 19, 2012) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced its unaudited financial results for the third quarter ended September 30, 2012.

Third Quarter 2012 Highlights1

•                  Total revenues were RMB695.8 million (USD110.7 million), as compared to RMB676.4 million in 2Q12 and RMB708.9 million in 3Q11.

•                  Gross profit was RMB566.9 million (USD90.2 million), as compared to RMB549.8 million in 2Q12 and RMB587.7 million in 3Q11.

•                  Operating profit was RMB109.4 million (USD17.4 million), as compared to RMB155.2 million in 2Q12 and RMB193.9 million in 3Q11.  Non-GAAP operating profit2 was RMB127.5 million (USD20.3 million), as compared to RMB172.5 million in 2Q12 and RMB221.3 million in 3Q11.

•                  Net income attributable to the Company’s shareholders was RMB86.2 million (USD13.7 million), as compared to RMB158.2 million in 2Q12 and RMB143.6 million in 3Q11.  Non-GAAP net income attributable to the Company’s shareholders2 was RMB104.3 million (USD16.6 million), as compared to RMB175.5 million in 2Q12 and RMB171.1 million in 3Q11.

•                  Basic and diluted earnings per American Depositary Share (“ADS”)3 were RMB1.78 (USD0.28) and RMB1.77 (USD0.28), respectively, as compared to RMB3.28 and RMB3.25, respectively, in 2Q12, and RMB2.96 and RMB2.83, respectively, in 3Q11.  Non-GAAP basic and diluted earnings per ADS2 were RMB2.16 (USD0.34) and RMB2.14 (USD0.34), respectively, as compared to RMB3.64 and RMB3.60, respectively, in 2Q12, and RMB3.53 and RMB3.37, respectively, in 3Q11.

•                  Launched open beta testing for “Return of the Condor Heroes” in September 2012 in China.

•                  Released English version of “Torchlight 2” in September 2012.

1 The U.S. dollar (USD) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader.  The conversion of Renminbi (RMB) into USD in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per USD as certified for customs purposes by the Federal Reserve Bank of New York as of September 28, 2012, which was RMB6.2848 to USD1.00.  The percentages stated in this press release are calculated based on the RMB amounts.

2 As used in this press release, non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS are defined to exclude share-based compensation charge from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively.  See “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3 Each ADS represents five ordinary shares.

Mr. Michael Chi, Chairman and Co-Chief Executive Officer of Perfect World commented, “We are pleased to announce our third quarter results.  During the third quarter, we primarily focused on content development of our portfolio and decelerated in-game promotional activities.  As such, the overall performance of our existing games came in slightly softer than the previous quarter as we expected.  However, our total revenues were 2.9% higher on a sequential basis, which was ahead of the high end of our expectations and primarily a result of solid revenue contribution from our new game.  During the third quarter, we released the English version of ‘Torchlight 2,’ a pay-per-install game.  This game was developed by our majority-owned subsidiary, Runic Games, Inc. (“Runic Games”), a top-tier game development studio based in the U.S.  Toward the end of the third quarter, we also launched an exciting turn-based martial arts MMORPG, ‘Return of the Condor Heroes’ in China.  This new title adapted from Louis Cha’s literary classic of the same name is expected to gradually ramp up revenue contribution for us during the fourth quarter.”

“In addition to bringing new games to our players, we also remain dedicated to maintaining a healthy life cycle for our existing games.  We continued to provide exciting new game content to players of our existing games through regular releases of expansion packs and content updates.  For example, we released expansion packs for our flagship titles, ‘Zhu Xian’ and ‘Perfect World II,’ toward the end of the third quarter.”

“As we continue to enhance content for our existing games, we are also further expanding on our deep and diverse pipeline, which has always been one of our key competitive advantages.  A number of attractive titles across a variety of genres are now in development.  Among them are our highly-anticipated MMORPGs, ‘Swordsman Online,’ ‘Saint Seiya Online’ and ‘Legend of the Condor Heroes,’ as well as a number of web games.  We look forward to introducing these titles to game players in the coming year and beyond and believe that they will become new growth drivers for our business.”

Mr. Robert Hong Xiao, Co-CEO of Perfect World continued, “In addition to the great titles our Chinese studios are developing, we also have a number of global titles in our pipeline.  Our Cryptic Studios in the U.S. is working on ‘Neverwinter,’ another highly-anticipated MMORPG that we plan to initially launch in North America.  Cryptic Studios, as well as our other specialized R&D studios across the world, not only bring more world-class entertainment to our pipeline, but also play an important role in our globalization strategy in terms of further strengthening our well-established R&D capabilities worldwide.”

“Another world-class title that we are very excited about is ‘Dota 2,’ a world-famous title with a unique mix of action, RTS and RPG gameplay.  We recently obtained exclusive rights to operate this game in mainland China.  We look forward to leveraging our vast operational experience in China to bring more world-class entertainment to our players.”

“Our strong operational capabilities are an important component of our globalization strategy.  In addition to China, we also have an extensive operational network overseas and we continued to make progress in our overseas operations and licensing activities.  Recently, we successfully launched licensed games, ‘Dark Blood’ and ‘RaiderZ,’ through our overseas subsidiaries in Japan and the U.S., respectively.  During the quarter, we also signed several new agreements to license more of our games to overseas operators.”

“As we look forward, we will continue to capitalize on our diverse portfolio and pipeline, strong global R&D capabilities, and extensive global operating network to deliver more exciting and innovative titles to gamers all over the world.”

Third Quarter 2012 Financial Results

Total Revenues

Total revenues were RMB695.8 million (USD110.7 million) in 3Q12, as compared to RMB676.4 million in 2Q12 and RMB708.9 million in 3Q11.

Online game operation revenues, which include both domestic and overseas online game operations, were RMB608.2 million (USD96.8 million) in 3Q12, as compared to RMB626.4 million in 2Q12 and RMB643.2 million in 3Q11.  In the third quarter, the Company decelerated in-game promotional activities and continued to focus on content enhancements in order to maintain a healthy life cycle for its existing games.

The aggregate average concurrent users (ACU) for games under operation in mainland China was approximately 601,000 in 3Q12, as compared to 739,000 in 2Q12 and 828,000 in 3Q11.  During late second quarter and throughout the third quarter, the Company stepped up its anti-cheating efforts for certain games in order to maintain a healthy and fun gaming environment for players.  The decrease from 2Q12 was mainly due to such stringent anti-cheating efforts, as well as adverse seasonality factors affecting user traffic during the third quarter.  In addition, expansion packs for certain games were released near or after the end of the third quarter.  As such, user traffic remained at a lower level prior to releases of the new content.

Licensing revenues were RMB39.0 million (USD6.2 million) in 3Q12, as compared to RMB46.9 million in 2Q12 and RMB55.8 million in 3Q11.  The decrease from 2Q12 was mainly due to lower initial license fees as the Company did not launch any new games through its partners in overseas markets in 3Q12.

Other revenues were RMB48.6 million (USD7.7 million) in 3Q12, as compared to RMB3.0 million in 2Q12 and RMB9.9 million in 3Q11.  The increase from 2Q12 was primarily due to the contribution from English version of “Torchlight 2” released in 3Q12.  “Torchlight 2” is a popular pay-per-install game developed by Runic Games, the Company’s majority-owned subsidiary based in the U.S.

Cost of Revenues

The cost of revenues was RMB128.9 million (USD20.5 million) in 3Q12, as compared to RMB126.6 million in 2Q12 and RMB121.2 million in 3Q11.

Gross Profit and Gross Margin

Gross profit was RMB566.9 million (USD90.2 million) in 3Q12, as compared to RMB549.8 million in 2Q12 and RMB587.7 million in 3Q11.  Gross margin was 81.5% in 3Q12, as compared to 81.3% in 2Q12 and 82.9% in 3Q11.

Operating Expenses

Operating expenses were RMB457.5 million (USD72.8 million) in 3Q12, as compared to RMB394.6 million in 2Q12 and RMB393.9 million in 3Q11.  The increase in operating expenses from 2Q12 was mainly due to increases in sales and marketing expenses, and R&D expenses in 3Q12.

R&D expenses were RMB197.1 million (USD31.4 million) in 3Q12, as compared to RMB189.7 million in 2Q12 and RMB170.6 million in 3Q11.  The increase from 2Q12 was primarily due to an increase in staff cost.

Sales and marketing expenses were RMB177.1 million (USD28.2 million) in 3Q12, as compared to RMB121.8 million in 2Q12 and RMB146.7 million in 3Q11.  The increase from 2Q12 was largely due to an increase in advertising and promotional expenses associated with the launch of the Company’s new game, “Return of the Condor Heroes,” and releases of several expansion packs for its existing games, including the flagship titles “Zhu Xian” and “Perfect World II.”

General and administrative (“G&A”) expenses were RMB83.3 million (USD13.2 million) in 3Q12, as compared to RMB83.1 million in 2Q12 and RMB76.5 million in 3Q11.

Operating Profit

Operating profit was RMB109.4 million (USD17.4 million) in 3Q12, as compared to RMB155.2 million in 2Q12 and RMB193.9 million in 3Q11.  Non-GAAP operating profit was RMB127.5 million (USD20.3 million) in 3Q12, as compared to RMB172.5 million in 2Q12 and RMB221.3 million in 3Q11.

Total Other Income

Total other income was RMB16.1 million (USD2.6 million) in 3Q12, as compared to RMB38.9 million in 2Q12 and RMB28.5 million in 3Q11.  Due to the fluctuation of the euro against the U.S. dollar, a foreign exchange loss was realized in 3Q12 while a foreign exchange gain was realized in 2Q12.

Income Tax Expense

Income tax expense was RMB29.1 million (USD4.6 million) in 3Q12, as compared to RMB38.1 million in 2Q12 and RMB78.8 million in 3Q11.  The decrease from 2Q12 was primarily a result of the change in the operating profit in 3Q12.

Net Income Attributable to the Company’s Shareholders

Net income attributable to the Company’s shareholders was RMB86.2 million (USD13.7 million) in 3Q12, as compared to RMB158.2 million in 2Q12 and RMB143.6 million in 3Q11.  Non-GAAP net income attributable to the Company’s shareholders was RMB104.3 million (USD16.6 million) in 3Q12, as compared to RMB175.5 million in 2Q12 and RMB171.1 million in 3Q11.

Basic and diluted earnings per ADS were RMB1.78 (USD0.28) and RMB1.77 (USD0.28), respectively, in 3Q12, as compared to RMB3.28 and RMB3.25, respectively, in 2Q12, and RMB2.96 and RMB2.83, respectively, in 3Q11.  Non-GAAP basic and diluted earnings per ADS were RMB2.16 (USD0.34) and RMB2.14 (USD0.34), respectively, in 3Q12, as compared to RMB3.64 and RMB3.60, respectively, in 2Q12, and RMB3.53 and RMB3.37, respectively, in 3Q11.

Cash and Cash Equivalents

As of September 30, 2012, the Company had RMB745.8 million (USD118.7 million) of cash and cash equivalents, as compared to RMB964.1 million as of June 30, 2012.  The decrease was mainly due to the Company’s short-term investments in certain structured deposits, and was partially offset by the net cash inflow generated from the Company’s online game operations.

Recent Developments

Obtained Exclusive Rights to Operate “Dota 2” in Mainland China

In October 2012, the Company obtained exclusive rights to operate “Dota 2,” a popular online game with the unique mix of action, RTS and RPG gameplay, in mainland China.

Promoted Mr. Alex Yiran Xu to Senior Vice President

In November 2012, the Company promoted Mr. Alex Yiran Xu, the Company’s Vice President of Strategy, to the Company’s Senior Vice President of Business Development.

Business Outlook

Based on the Company’s current operations, total revenues for the fourth quarter of 2012 are expected to be between RMB661 million and RMB696 million, representing a flat to slight decline from the third quarter of 2012.  The Company successfully released English version of “Torchlight 2,” a popular pay-per-install game, which contributed to revenues in the third quarter.  The Company does not expect the revenue contribution from this game to be as significant in the fourth quarter.  On the other hand, the Company’s new game, “Return of the Condor Heroes,” is expected to contribute additional revenues for the fourth quarter, but it will take time to ramp up gradually.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principals in the United States, or GAAP, this press release presents non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation charge from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively.  The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations.  Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP financial measures.  It should be considered in the overall evaluation of our results.  None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP.  We compensate for these limitations by providing the relevant disclosure of our share-based compensation charge in our reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating our performance.  These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP.  Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure are set forth at the end of this release.

Conference Call

Perfect World will host a conference call and live webcast at 8:00pm Eastern Standard Time on Monday, November 19, 2012 (9:00am Beijing time on Tuesday, November 20, 2012).

Dial-in numbers for the live conference call are as follows:

• U.S. Toll Free Number	1-866-519-4004
• International Dial-in Number	+65-6723-9381
• Mainland China Toll Free Number	800-819-0121
• Hong Kong Toll Free Number	80-093-0346
• U.K. Toll Free Number	080-8234-6646
Conference ID: PWRD

A live and archived webcast of the conference call will be available on the Investor Relations section of Perfect World’s website at http://www.pwrd.com.

A telephone replay of the call will be available beginning two hours after the conclusion of the conference call through 11:59pm Eastern Time, November 27, 2012.

Dial-in numbers for the replay are as follows:

• U.S. Toll Free Number	1-855-452-5696
• International Dial-in Number	+61-2-8199-0299
Conference ID: 65232118

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China.  Perfect World primarily develops online games based on proprietary game engines and game development platforms.  Perfect World’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends.  Perfect World’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World,” “Dragon Excalibur,” “Empire of the Immortals” and “Return of the Condor Heroes;” an online casual game: “Hot Dance Party;” and a number of web games and social networking games.  While a substantial portion of the revenues are generated in China, Perfect World operates its games in North America, Europe and Japan through its own subsidiaries.  Perfect World’s games have also been licensed to leading game operators in a number of countries and regions in Asia, Latin America, Australia, New Zealand, and the Russian Federation and other Russian speaking territories.  Perfect World intends to continue to explore new and innovative business models and is committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements.  These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, the management’s quotations and “Business Outlook” contain forward-looking statements.  Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.  Potential risks and uncertainties include, but are not limited to, Perfect World’s limited operating history, its ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of its games and in-game items in China and elsewhere, its ability to protect intellectual property rights, its ability to respond to competitive pressure, its ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere.  Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.  All information provided in this press release and in the attachments is as of November 19, 2012, and Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang — Vice President, Investor Relations & Corporate Communications

Joanne Deng — Investor Relations Manager

Tel: +86-10-5780-5700

Fax: +86-10-5780-5713

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Patty Bruner

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: pbruner@christensenir.com

Victor Kuo

Tel: +86-10-5826-4939

Fax: +86-10-5826-4838

Email: vkuo@christensenir.com

Perfect World Co., Ltd.

Unaudited Consolidated Balance Sheets

	December 31,	September 30,	September 30,
	2011	2012	2012
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	2,150,213,495	745,781,152	118,664,262
Restricted cash	535,500,431	836,404,466	133,083,704
Short-term investments	139,517,875	1,425,249,386	226,777,206
Accounts receivable, net	142,543,972	144,704,183	23,024,469
Due from related parties	40,000	—	—
Prepayment and other assets	94,628,466	146,152,866	23,254,975
Deferred tax assets	27,130,068	28,384,360	4,516,351
Total current assets	3,089,574,307	3,326,676,413	529,320,967
Non current assets
Equity investments	33,384,729	221,887,923	35,305,487
Time deposits	293,892,575	50,840,345	8,089,413
Restricted time deposits	125,717,425	7,875,551	1,253,111
Property, equipment, and software, net	1,259,850,498	1,223,150,089	194,620,368
Construction in progress	4,793,214	11,820,316	1,880,778
Intangible assets, net	273,193,489	244,126,194	38,843,908
Goodwill	466,328,513	462,973,188	73,665,540
Due from related parties	7,561,080	7,609,200	1,210,731
Prepayments and other assets	62,457,484	55,744,033	8,869,659
Deferred tax assets	35,235,313	37,331,298	5,939,934
Total assets	5,651,988,627	5,650,034,550	898,999,896

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	89,123,596	107,742,439	17,143,336
Short-term bank loans	560,780,100	754,579,000	120,064,123
Advances from customers	95,921,079	96,487,174	15,352,465
Salary and welfare payable	204,976,567	159,630,280	25,399,421
Taxes payable	43,236,335	33,705,412	5,363,005
Accrued expenses and other liabilities	68,663,124	61,482,708	9,782,763
Due to related parties	155,000	365,000	58,077
Deferred revenues	461,921,174	415,823,362	66,163,340
Deferred tax liabilities	106,933,061	64,347,489	10,238,590
Deferred government grants	579,526	530,448	84,402
Total current liabilities	1,632,289,562	1,694,693,312	269,649,522
Deferred revenues	17,481,338	10,301,260	1,639,075
Deferred tax liabilities	8,005,954	7,524,786	1,197,299
Other long-term liabilities	8,803,103	—	—
Total liabilities	1,666,579,957	1,712,519,358	272,485,896

Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 29,671,195 Class A ordinary shares issued and outstanding, 201,238,020 Class B ordinary shares issued and outstanding as of December 31, 2011; 10,000,000,000 shares authorized, 29,671,195 Class A ordinary shares issued and outstanding, 212,028,805 Class B ordinary shares issued and outstanding as of September 30, 2012)	186,948	193,741	30,827
Additional paid-in capital	212,421,037	313,123,262	49,822,311
Statutory reserves	268,014,793	270,581,391	43,053,302
Accumulated other comprehensive loss	(60,430,695)	(56,713,482)	(9,023,912)
Retained earnings	3,538,087,071	3,382,100,087	538,139,652
Total Perfect World Shareholders’ Equity	3,958,279,154	3,909,284,999	622,022,180
Non-controlling interests	27,129,516	28,230,193	4,491,820
Total Shareholders’ Equity	3,985,408,670	3,937,515,192	626,514,000
Total Liabilities and Shareholders’ Equity	5,651,988,627	5,650,034,550	898,999,896

Perfect World Co., Ltd.

Unaudited Consolidated Statements of Operations

	Three months ended
	September 30,	June 30,	September 30,	September 30,
	2011	2012	2012	2012
	RMB	RMB	RMB	USD
Revenues
Online game operation revenues	643,240,306	626,444,057	608,210,956	96,774,910
Licensing revenues	55,801,551	46,923,638	38,967,837	6,200,330
Other revenues	9,901,854	3,042,555	48,630,435	7,737,786
Total Revenues	708,943,711	676,410,250	695,809,228	110,713,026
Cost of revenues	(121,227,110)	(126,649,248)	(128,875,426)	(20,505,891)
Gross profit	587,716,601	549,761,002	566,933,802	90,207,135
Operating expenses
Research and development expenses	(170,640,162)	(189,673,612)	(197,110,698)	(31,363,082)
Sales and marketing expenses	(146,746,286)	(121,773,658)	(177,135,483)	(28,184,745)
General and administrative expenses	(76,475,913)	(83,138,145)	(83,270,255)	(13,249,468)
Total operating expenses	(393,862,361)	(394,585,415)	(457,516,436)	(72,797,295)
Operating profit	193,854,240	155,175,587	109,417,366	17,409,840
Other income / (expenses)
Share of loss from equity investments	(485,958)	(2,425,763)	(4,430,549)	(704,963)
Interest income	21,618,355	27,861,314	19,169,167	3,050,084
Interest expense	(2,277,145)	(7,847,932)	(5,345,876)	(850,604)
Others, net	9,624,146	21,309,632	6,695,488	1,065,346
Total other income	28,479,398	38,897,251	16,088,230	2,559,863
Profit before tax	222,333,638	194,072,838	125,505,596	19,969,703
Income tax expense	(78,769,353)	(38,113,968)	(29,077,514)	(4,626,641)
Income from continuing operations, net of tax	143,564,285	155,958,870	96,428,082	15,343,062
Loss from discontinued operations, net of tax	(1,400,275)	—	—	—
Net Income	142,164,010	155,958,870	96,428,082	15,343,062
Net loss / (income) attributable to the non-controlling interests	1,453,584	2,248,890	(10,269,331)	(1,633,995)
Net income attributable to the Company’s shareholders	143,617,594	158,207,760	86,158,751	13,709,067

Net earnings per share, basic
Continuing operations	0.60	0.66	0.36	0.06
Discontinued operations	(0.01)	0.00	0.00	0.00
Total earnings per share, basic	0.59	0.66	0.36	0.06

Net earnings per share, diluted
Continuing operations	0.58	0.65	0.35	0.06
Discontinued operations	(0.01)	0.00	0.00	0.00
Total earnings per share, diluted	0.57	0.65	0.35	0.06

Net earnings per ADS, basic
Continuing operations	2.99	3.28	1.78	0.28
Discontinued operations	(0.03)	0.00	0.00	0.00
Total earnings per ADS, basic	2.96	3.28	1.78	0.28

Net earnings per ADS, diluted
Continuing operations	2.86	3.25	1.77	0.28
Discontinued operations	(0.03)	0.00	0.00	0.00
Total earnings per ADS, diluted	2.83	3.25	1.77	0.28

Shares used in calculating basic net earnings per share	242,659,663	241,209,046	241,622,487	241,622,487
Shares used in calculating diluted net earnings per share	253,972,573	243,529,117	243,269,476	243,269,476

Amount attributable to the Company’s shareholders:
Income from continuing operations, net of tax	144,967,632	158,207,760	86,158,751	13,709,067
Loss from discontinued operations, net of tax	(1,350,038)	—	—	—
Net income	143,617,594	158,207,760	86,158,751	13,709,067

Total share-based compensation cost included in:
Cost of revenues	(1,646,149)	(1,089,992)	(1,130,569)	(179,889)
Research and development expenses	(12,576,220)	(8,345,586)	(8,598,468)	(1,368,137)
Sales and marketing expenses	(3,935,862)	(2,654,574)	(2,730,279)	(434,426)
General and administrative expenses	(9,306,125)	(5,216,569)	(5,652,702)	(899,424)

Perfect World Co., Ltd.

Reconciliation of GAAP and Non-GAAP Results

	Three months ended
	September 30,	June 30,	September 30,	September 30,
	2011	2012	2012	2012
	RMB	RMB	RMB	USD

GAAP operating profit	193,854,240	155,175,587	109,417,366	17,409,840
Share based compensation charge	27,464,356	17,306,721	18,112,018	2,881,876
Non-GAAP operating profit	221,318,596	172,482,308	127,529,384	20,291,716

GAAP net income attributable to the Company’s shareholders	143,617,594	158,207,760	86,158,751	13,709,067
Share based compensation charge	27,464,356	17,306,721	18,112,018	2,881,876
Non-GAAP net income attributable to the Company’s shareholders	171,081,950	175,514,481	104,270,769	16,590,943

GAAP net earnings per ADS
- Basic	2.96	3.28	1.78	0.28
- Diluted	2.83	3.25	1.77	0.28

Non-GAAP net earnings per ADS
- Basic	3.53	3.64	2.16	0.34
- Diluted	3.37	3.60	2.14	0.34

ADSs used in calculating net earnings per ADS
- Basic	48,531,933	48,241,809	48,324,497	48,324,497
- Diluted	50,794,515	48,705,823	48,653,895	48,653,895